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SECURITIES AND EXCHANGE COMMISSION

04017134

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44411

RECEIVED MAR 29 2004 WASH. D.C. PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROBERT VAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 FRANK OGAWA PLAZA, 10th FLOOR
(No. and Street)

OAKLAND CALIFORNIA 94612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H. WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 LARKSPUR CALIFORNIA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ERIC STANDIFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT VAN SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

BRUCE EDWARD JOHNSON
COMM. #1278107
Notary Public-California
ALAMEDA COUNTY
My Comm. Exp. Sept 23, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Robert Van Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Robert Van Securities, Inc. (a California corporation) as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Van Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2004

ROBERT VAN SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 10,216
Due from clearing broker	114,936
Deposit with clearing broker	575,235
Other current assets	66,294
Marketable securities owned at market value	114,250
Other assets	18,612
Furniture and equipment, net of accumulated depreciation of $ 104,793	35,440
	$ 934,983

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank overdraft	$ 778
Accounts payable	26,673
Income taxes payable	800
Deferred income taxes	27,605
Total liabilities	55,856
Common stock, no par, 100,000 shares authorized, 60,000 shares issued and outstanding	151,500
Additional paid in capital	14,780
Retained earnings	712,847
Total stockholders' equity	879,127
	$ 934,983

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 2,479,447
Advisory fees	18,437
Underwriting fees	29,612
Net change in unrealized gain on marketable securities	55,054
	2,582,550
EXPENSES	
Compensation	1,299,066
Employee benefits	187,360
Clearing costs	257,053
Outside services	141,311
Regulatory fees	15,461
Commissions	99,330
Other operating expenses	554,682
	2,554,263
INCOME BEFORE INCOME TAXES	28,287
INCOME TAXES	12,330
NET INCOME	$ 15,957

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2003

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	60,000	$ 151,500	$ 14,780	$ 696,890	$ 863,170
Net income				15,957	15,967
Balance, December 31, 2003	60,000	$ 151,500	$ 14,780	$ 712,847	$ 879,127

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31 2003
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,957
Adjustments to reconcile net income to net cash	
Used by operating activities:	
Depreciation and amortization	19,041
Change in assets and liabilities:	
Decrease (increase) in:	
Due from clearing broker	(93,177)
Deposit with clearing broker	(421,290)
Marketable securities owned	186,010
Other current assets	(9,722)
Increase (decrease) in:	
Bank overdraft	778
Accounts payable	4,225
Income taxes payable	(60,350)
Deferred income taxes	21,938
Total adjustments	(352,547)
Net cash used by operating activities	(336,590)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(2,657)
Net cash used in investing activities	(2,657)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(339,247)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	349,463
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,216

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest expense	$ 0
Income taxes	$ 61,150

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

NOTE A – Summary of Significant Accounting Policies

General

Robert Van Securities, Inc. (the Company), a California corporation, was incorporated in November, 1991, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in June, 1992, when securities transactions commenced. The Company's operations commenced in January, 1992.

Accounting

These financial statements are prepared using the accrual method of accounting.

Furniture and Equipment

Furniture and equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line and accelerated basis over the estimated useful lives of the assets (5 to 7 years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Investments in marketable securities are shown at market value. The change in unrealized gains and losses on investments in marketable securities is reflected in the statement of operations. Securities transactions are recorded on the trade date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A – Summary of Significant Accounting Policies (continued)

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

Income Taxes

Deferred income taxes are provided for timing differences between financial and taxable income. The Company reports its income and expenses on a cash basis for income tax purposes. These differences result principally from differences in reporting certain revenues and expenses, including depreciation, for income tax purposes and financial reporting purposes.

NOTE B – Income Taxes

The provision for income taxes consists of the following components:

Currently (refundable) payable	
Federal	$ (10,408)
State	800
	(9,608)
Deferred	
Federal	17,897
State	4,041
	21,938
	$ 12,330

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at December 31, 2003, are as follows:

	Federal	State	Total
Deferred tax assets	$ 5,495	$ 2,478	$ 7,973
Deferred tax liabilities	(28,624)	(6,954)	(35,578)
Deferred tax asset valuation allowance	0	0	0
	$ (23,129)	$ (4,476)	$ (27,605)

The income taxes differ from the expense that would result from applying federal and state statutory rates to income before income taxes because of non-deductible expenses, predominantly meals and entertainment, in the amount of $26,476.

The Company has a net operating loss carryforward of $18,848 for state income taxes that can be used to offset future taxable income. The carryforward expires in 2013.

NOTE C - Commitments

Minimum lease payments under noncancellable operating lease agreements for office space, computer equipment and automobiles are as follows:

2005	$ 113,500
2006	110,300
2007	110,300
2008	110,300
Thereafter	256,400
	$ 700,800

Lease payments totaling $ 99,798 are included in other operating expenses in the statement of operations.

NOTE D – Concentrations of Credit Risk

The Company's receivables are predominantly from other broker-dealers.

NOTE E – Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $ 38,232 in 2003 to the 401(k) Plan to supplement employee contributions.

Stock Option Plan

The Company has an Incentive Stock Option Plan which provides for granting to key employees incentive stock options, as defined under tax laws, for common stock. The stock options are exercisable at a price equal to the market value on the date of the grant. Key employees became vested in their option rights at various dates ranging from one to three years. Vested options may be exercised any time before the expiration of ten years from the date of the grant.

NOTE E – Employee Benefit Plans (continued)

Stock Option Plan (continued)

The Company has not recorded any compensation costs associated with the options granted during 2003 because it estimates the fair value of the options to be nominal.

A summary of the status of the Company's stock option plan as of December 31, 2003, and changes for the year then ended is presented below:

	Shares	Weighted Exercise Average Price
Outstanding at January 1, 2000	25,000	$ 3.70
Granted during 2000	2,000	19.36
Outstanding at December 31, 2000	27,000	4.86
Granted during 2001	2,000	27.24
Outstanding at December 31, 2001	29,000	6.40
Granted during 2002	2,000	30.73
Grants terminated during 2002	(1,000)	19.36
Outstanding at December 31, 2002	30,000	7.59
Granted during 2003	3,000	23.67
Grants terminated during 2003	(4,000)	23.67
Outstanding at December 31, 2003	29,000	$ 23.67

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003 the Company's net capital is $ 741,640, which is $ 641,640, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was .08 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

ROBERT VAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

December 31, 2003

Net Capital	
Stockholders' Equity	$ 879,127
Deductions and/or Charges	
Non-allowable assets:	
Furniture and equipment, net	(35,440)
Other current assets	(66,294)
Other assets	(18,612)
	(120,346)
Net capital before haircuts	758,781
Haircuts on: Money market accounts	(4)
Other securities	(17,137)
Net Capital	$ 741,640
Aggregate Indebtedness	
Items included in statement of financial condition	
Bank overdraft	$ 778
Accounts payable	26,673
Income taxes payable	800
Deferred income taxes	27,605
	$ 55,856
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 641,640
Ratio of aggregate indebtedness to net capital	.08 to 1.0

ROBERT VAN SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

December 31, 2003

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 791,051
Audit adjustments – (Increase)	
Accounts payable	(26,673)
Income taxes payable	(800)
Deferred income taxes	(21,938)
Net capital, as computed	$ 741,640
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 6,445
Audit adjustments – Increase (decrease)	
Accounts payable	26,673
Income taxes payable	800
Deferred income taxes	21,938
Aggregate indebtedness, as computed	$ 55,856

These differences result in a ratio of aggregate indebtedness to net capital of .08 to 1.0 rather than .01 to 1.0 as previously reported.

ROBERT VAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2003

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2003

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 27, 2004

Board of Directors
Robert Van Securities, Inc.
Oakland, California

We have audited the financial statements of Robert Van Securities, Inc., for the year ended December 31, 2003, and have issued our report thereon dated February 27, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robert Van Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Robert Van Securities, Inc.
February 27, 2004
Page Two

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control or Robert Van Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule15c3-3 during the year ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Clanahan & Gower

CERTIFIED PUBLIC ACCOUNTANTS